November 14, 2007

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4563

Attention:	Christian N. Windsor
Special Counsel

Re:	The Nasdaq Stock Market, Inc.

Definitive Proxy Statement on Schedule 14A Filed April 20, 2007

File No. 000-32651

Dear Mr. Windsor:

On behalf of The Nasdaq Stock Market, Inc. (the “Company” or “Nasdaq”), set forth below are our responses to the comment letter dated September 26, 2007 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Commission”) relating to the Company’s Definitive Proxy Statement (the “Proxy Statement”) on Schedule 14A for the Company’s annual meeting of stockholders held on May 23, 2007. To assist with your review, we have included the text of the Staff’s comments below in italics.

Management Compensation Committee, page 11

1.	Provide the information required by Item 407(e)(3)(iii) regarding the two consultants that participated in the compensation process. In particular, please clarify the nature and scope of the engagements for both Frederick Cook and Hewitt Associates, including any instructions provided to the consultants.

•

As described on pages 33 and 41 of the Proxy Statement, the Management Compensation Committee of the Company’s Board of Directors (the “Committee”) retained Frederic W. Cook & Co., Inc. (“Cook”) to assist it in reviewing the appropriate compensation for our President and Chief Executive Officer, Mr. Greifeld (the “CEO”). The scope of Cook’s engagement was described as follows on page 41: “Fred Cook provided independent advice, benchmarked current market conditions and helped design a compensation package that would be both competitive and effective at driving long-term performance. Fred Cook interviewed members of the management compensation committee, the chairman of the Nasdaq board and Mr. Greifeld individually to gather input in developing a proposal.” With respect to its engagement, Cook was instructed by the Committee to develop a fair and competitive compensation proposal for our CEO’s continued employment as the Company’s chief executive officer with the goal of motivating our CEO to: (i) accept a renewal of his contract,

Christian N. Windsor

November 14, 2007

(ii) remain open to merger and acquisition activity of all types, and (iii) increase shareholder value throughout the term of the contract. Cook also was asked by the Committee to provide benchmarking information from a cross-section of comparable companies with respect to the individual elements of our CEO’s compensation.

•

In addition, as described on pages 33 and 37 of the Proxy Statement, in June 2006, the Company’s human resources department retained Hewitt Associates to analyze the Company’s equity award program, outstanding awards, and “run-rate” for awards as part of the Company’s review of its overall corporate compensation policies. As stated on page 37, “Hewitt researched equity reward trends and assisted the management compensation committee in the development of a broad-based equity award grant to employees that occurred in late 2006.” With respect to its engagement, Hewitt was instructed by the human resources department to provide a review of current market practices, analyze Nasdaq’s run rate and dilution, and work with the human resources department to develop and recommend an all-employee long-term incentive package that fits Nasdaq’s compensation philosophy and is consistent with acceptable market practices.

•

In future filings, we will continue to describe the nature and scope of any compensation consultant’s assignment, including material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. To the extent that information that is relevant to the disclosure about compensation consultants is included in the Compensation Discussion and Analysis, we will include an appropriate cross-reference.

Compensation Discussion and Analysis, page 33

2.	Discuss how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. Please refer to Item 402(b)(1)(vi) of Regulation S-K. In structuring your compensation so as to focus on the “right fit for NASDAQ,” it is not clear whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated awards.

•

As described on page 34 of the Proxy Statement, we consider several factors in setting the mix and amounts of compensation elements for our executives, including benchmarking information, other information about market competitiveness, internal equity considerations, individual performance, Company performance and the effects of tax liabilities or other obligations. In reviewing compensation, the Committee examines each component within the context of each executive’s overall compensation package, taking into consideration the recommendations of the CEO, the human resources department and/or compensation consultants. Each individual component of compensation is considered independently and is not based on a formula; however, each component is intended to be complementary to the overall compensation package awarded to the executive.

Christian N. Windsor

November 14, 2007

•

Each component of the Company’s executive compensation program is identified and then described in detail on pages 33 through 37 of the Proxy Statement. Cash compensation consists of base salary and target incentive awards. Target incentive award opportunities are set as a percentage of base salary, and the allocation between base salary and target incentive award opportunities is determined by the Committee based on the amount of cash compensation desired to be placed “at risk.” As a result, in 2006, the Committee chose to place a majority of cash compensation “at risk.” For the CEO, up to 80% of potential cash consideration was at risk in 2006. For the other named executive officers, between 50% and 70% of potential cash consideration was at risk. For a more detailed description of the process the Committee uses for establishing base salaries, please refer to our response to Comment 6, and for target incentive awards, please refer to our response to Comment 3. With respect to long-term equity compensation, the aggregate value of stock options, restricted stock, and other equity awards also is set as a percentage of base salary and is determined based on the amount deemed appropriate by the Committee to provide each executive a long-term incentive to maximize his or her performance and to serve as a retention tool. For a more detailed description of the process the Committee uses for establishing long-term equity compensation, please refer to our responses to Comments 7, 8 and 9.

•

In future filings, we will discuss the factors underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award influence the Committee’s decision to award or consider other forms of compensation, as well as how the Committee considered each element of compensation and the extent to which determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated awards, to the extent that such information is material to investors’ understanding of the Company’s executive compensation program.

3.	Disclose the terms of the performance targets or objectives to be achieved in order for your executive officers to earn their incentive compensation, including any material changes to the targets for the upcoming year. See Item 402(b)(2)(v) of Regulation S-K. For example, you state that you exceeded maximum performance targets for both the Operating Income and Total Revenue but you do not disclose the target or minimum amounts that are tied to the awarded of incentive compensation. Similarly, revise your disclosure to discuss how the business effectiveness survey impacted compensation or how you measure it. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(1)(v) and Item 402(b)(2)(v). To the extent that you believe disclosure of the specific targets is not required because it would cause you competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Also, provide disclosure discussing the difficulty in reaching the undisclosed targets, pursuant to Instruction 4. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

•

On page 35 of the Proxy Statement, we disclosed the performance measures that were used in the Company’s annual incentive plan (as applied to each named executive officer) for 2006 and the percentage of each executive’s target incentive award opportunity that was tied to each individual performance measure. With respect to two of these measures, Operating Income (pre-tax run rate) and Total Revenue (Gross Revenue), the maximum target performance thresholds and the actual

Christian N. Windsor

November 14, 2007

performance results for the year were also disclosed. As the maximum payout level was exceeded, we decided that the minimum and target payout levels were not material to an understanding of the annual incentive plan and, therefore, did not include them in the discussion. Nonetheless, the minimum, target, and maximum payout levels for the overall incentive awards were reported in the Grants of Plan-Based Awards Table on page 49 of the Proxy Statement.

•

In footnote 2 to the table of performance measures presented on page 36 of the Proxy Statement, we described the business effectiveness survey (the third performance measure) and how it is used by management and employees to assess the performance of managers. We did not disclose the details of how the level of payout for the business effectiveness survey was determined as we did not deem this information material to an understanding of the annual incentive plan because this performance measure comprised, at most, only 10% of each named executive officer’s target incentive award opportunity. The award payout attributable to the business effectiveness survey results was based on a sliding scale tied to an executive’s business effectiveness score which is designated in the form of an “Employee Satisfaction Index.” For example, a score of 65 or more received a 100% payout while a score of less than 36 received a payout of 0% for that performance measure. Scores between 36 and 65 were interpolated to arrive at the appropriate percentage payout. The Company retains Watson Wyatt, a compensation consulting firm, to collect, tabulate, and analyze the business effectiveness survey results.

•

In addition to the performance measures based on Operating Income (pre-tax run rate) and business effectiveness survey scores, each of the named executive officers (other than the CEO) also had two or three Business Unit Strategic Measures that affected their total target incentive award opportunity. The specific Business Unit Strategic Measures represent the key business initiatives identified for each of the business units to promote the Company’s execution of its business plan. For Mr. Concannon, the strategic measures related to the financial performance of Nasdaq’s Transactions Services group and to the Company’s goal to increase trade execution market share for Nasdaq-listed and other exchange-listed securities. For Ms. Ewing, the strategic measures related to the management of expenses for the Operations & Technology group, the performance and reliability of Nasdaq’s technology systems and the efficient delivery of technology projects. For Ms. Friedman, the strategic measures related to the financial performance of the Data Products business, the development of new data products and the execution of corporate strategic initiatives. For Mr. Warren, the strategic measures related to the management of expenses for the Finance and Corporate Services group and cash flow.

•

We did not disclose the specific target levels for these Business Unit Strategic Measures because these measures are operational in nature, and we believe their disclosure would result in competitive harm to the Company. Disclosure of the financial, expense and revenue related measures on an annual basis would provide our competitors with a level of detail about the financial operations and performance of our Business Units that is not available in our financial statements and is not otherwise required to be, or in fact is, publicly disclosed. This disclosure, if required, could provide our competitors with valuable information about how we structure our operations and run our business units that is otherwise not material to an understanding of our executive compensation program. In addition, disclosure of many of these measures would provide insight into our long-term strategic plan and our areas of focus for future growth. For example, if we disclosed the specific targets under our “Nasdaq Venue Matched Market Share” and “NYSE Listed Total Venue Market Share” strategic measures,

Christian N. Windsor

November 14, 2007

our major competitors would be able to determine the percentage of market share we believed we could achieve during the fiscal year. This information could provide insight into how pricing and/or other strategic changes may have been intended to affect our market share.

•

We described the degree of difficulty in achieving the undisclosed performance targets on page 36 of the Proxy Statement. Specifically, we stated that “[t]he management compensation committee sets business unit strategic measures at levels so that the metric for maximum payout is difficult to achieve and well beyond budget assumptions. For 2006, one measure resulted in 0% payout, three resulted in 200% payout and seven resulted in payments at percentages in between.” In comparison, for 2005, zero measures resulted in 0% payout, seven resulted in 200% payout and twelve resulted in payments at percentages in between. To the extent that payouts were made at the 200% level, these payouts represent superior performance with respect to the relevant measures, as evidenced by the Company’s strong financial performance in recent periods.

•

In future filings, we will provide disclosure identifying these threshold target levels and identifying any material changes for the upcoming fiscal year to the extent that the minimum, target and maximum performance threshold target levels for performance measures are material to an understanding of the performance-based compensation plans and awards and disclosure does not result in competitive harm.

4.	Please clarify the nature of your benchmarking activities. Explain how the Committee utilizes the information relating to compensation and performance of the peer group in setting actual compensation. To the extent that the Committee targets a particular relationship between peer compensation and the compensation of NASDAQ’s named executives, please discuss and identify the targeted amounts. Please refer to Item 402(b)(1)(v) and (vi) and Item 402(b)(2)(xiv) of Regulation S-K.

•

On page 34 of the Proxy Statement, we identified the group of peer companies that the Committee used in 2006 for benchmarking purposes. In addition, on page 34 of the Proxy Statement, we stated that the Committee “compared the individual elements of our cash and equity compensation package against a select group of peer companies.” Peer group benchmarking data is just one of several resources and tools made available to the Committee to assist it in making individual compensation decisions for the Company’s executives. On an annual basis, each executive position that can be compared to an executive position at a cross-section of the peer group is benchmarked to the competitive data; however, the Committee does not attempt to set compensation at the median or at any other specified level relative to the peer group. Instead, the comparison is conducted just to ensure that compensation is competitive to the market (as represented by the peer group) generally.

•

Additionally, in reviewing benchmarking data, the Committee considers that Nasdaq faces fierce competition in recruiting from numerous companies (such as small trading firms and private equity funds) for which limited compensation information may be available. Generally, the Committee compares benchmarking information against each separate component of compensation. While the Committee is interested in understanding how a proposed compensation level compares to the peer group, that comparison is not the sole factor that the Committee considers in reaching its decisions. Each executive also is evaluated individually based on his or her skills, knowledge, performance and, in the Committee’s business judgment, the

Christian N. Windsor

November 14, 2007

value he or she brings to the organization. Consistent with the Committee’s approach, we stated on page 34 of the Proxy Statement that, among the several methods used to set the amounts and mix of compensation elements: “Nasdaq identifies compensation levels that peers/competitors within the industry are paying for similar positions in terms of experience, skills, education and responsibilities.”

•

In future filings, we will continue to describe how benchmarking is used in the compensation-setting process to the extent that this information is material to investors’ understanding of the Company’s executive compensation program.

5.	There appear to be material disparities in Mr. Greifeld’s salary and the amount awarded to him under the ECIP as compared to that of the other named executive officers. Although you provide descriptions on pages 40 and 47 of Mr. Greifeld’s new employment agreement as of January 1, 2007, this disclosure does not address the reasons why Mr. Greifeld’s salary is more than twice that of the next highest paid named executive officer or why the amounts you awarded him under ECIP are more than five times higher than your next highest paid executive officer. Please provide a discussion of how and why the compensation of Mr. Greifeld differs so significantly from that of the other named executive officers. If policies or decisions relating to him are materially different than the other officers, please discuss this on an individualized basis. Refer to Section II.B.1 of Commission Release 33-8732A and to Item 402(b)(2)(vii) of Regulation S-K.

•

On page 41 of the Proxy Statement, we listed the specific factors that the Committee and the Company’s Board of Directors considered important in negotiating the amended and restated employment agreement with the CEO. These factors were as follows:

•

Mr. Greifeld had significantly improved the performance of the Company during his first four years as President and Chief Executive Officer and executed his responsibilities at a very high level, both tactically and strategically;

•	The continuity of leadership at the CEO level was important to continue building stockholder value and that Mr. Greifeld should be retained for the next four years; and

•

The new employment agreement emphasizes longer term pay-for-performance incentives, and recognizes that, in the global environment for stock exchanges, Nasdaq’s CEO should have proper incentives to evaluate all forms of mergers and acquisitions without associated disincentives.

•

On page 33 of the Proxy Statement, we discussed the complexity of the Company and some of our significant achievements during our CEO’s tenure. We stated that “[t]he complexity of our business has increased in recent years due in part to a number of significant acquisitions, including Brut ECN, INET ECN, Carpenter Moore, Shareholder.com and PrimeNewswire. Our total revenues have increased from approximately $590 million in 2003, when Mr. Greifeld became our President and Chief Executive Officer, to approximately $1.7 billion in 2006. We also successfully migrated our legacy trading systems onto a single platform prior to the implementation of new trading rules under Regulation NMS.”

•

In the Committee’s judgment, these factors warranted a differentiation between the CEO’s total compensation and the total compensation of the Company’s other executives. The Committee also believes in compensating the Company’s executives

Christian N. Windsor

November 14, 2007

based on their position and overall responsibilities and the CEO’s compensation level is consistent with this philosophy. As Nasdaq’s President and Chief Executive Officer, Mr. Greifeld’s total compensation is significantly higher than that of the Company’s other executives, reflecting the greater responsibility of his position, the significant impact of his performance on the performance of the Company as a whole, and the greater emphasis on longer term pay-for-performance incentives relating to his duties. Additionally, as Nasdaq’s Chief Executive Officer, Mr. Greifeld’s duties require him to serve as the Company’s primary representative with customers, regulators, and the marketplace. As a result, his role as the Company’s chief spokesperson gives him more visibility outside the Company than any other executive. The Committee does not use a specific multiple or formula to compare Mr. Greifeld’s total compensation to the compensation of the Company’s other executives, as the objective of the Committee’s decisions about his compensation are entirely based on his individual performance and the level of responsibility that comes with his position.

•

In future filings, we will describe how aggregate compensation and specific forms of compensation are structured to reflect the CEO’s and other named executive officer’s individual performance and/or individual contribution to the Company’s performance, including describing the elements of individual performance and/or contribution that are taken into account, to the extent that such information is material to investors’ understanding of the Company’s executive compensation program.

Base Salaries, page 35

6.	On page 34 you discuss factors that the Committee considered in making compensation determinations. Discuss the factors the Committee considered in approving the size of the raises given to the named executive officers other than the Chief Executive Officer and explain how the factors affected the raises approved by the Committee. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(vi) of Regulation S-K.

•

On page 34 of the Proxy Statement, we listed the methods that the Committee uses to determine the mix of compensation elements and the specific amounts of each element. These methods include external competitiveness, internal equity, individual performance and the implications of potential tax liabilities and regulatory compliance issues.

•

On page 35 of the Proxy Statement, we discussed the base salary increases approved by the Committee for each of the named executive officers (other than the CEO) in December 2006. We stated that “these salary increases ranged from approximately 6% to 15% per individual.” Further, we stated that the intention of the Committee was to “recognize the executives for their past performance and remain competitive with our peer companies,” which reflected the Committee’s consideration of benchmarking data and each executive’s individual performance. In approving the base salary increases, the Committee reviewed compensation data from 21 peer companies with comparable executive positions. This benchmarking was just one of several factors taken into account by the Committee in deciding each executive’s base salary increase. In addition, the Committee “also considered that two of the named executive officers had not received raises in base salary for three or more years.” Internal equity was another factor considered by the Committee. As a result, the three named executive officers that head Nasdaq business units received base salary increases that resulted in each of them having the same level of base salary for fiscal 2006.

Christian N. Windsor

November 14, 2007

•

In future filings, we will describe how the Committee determined the amount (including any formula) of each compensation element and provide any additional relevant information to the extent that such information is material to investors’ understanding of the Company’s executive compensation program.

Long-Term Stock-Based Compensation, page 36

7.	Explain how the equity awards granted to Mr. Greifeld under his employment agreements are consistent with the objectives of your compensation program. Please refer to Item 402(b)(1)(vi) of Regulation S-K.

•	On page 33 of the Proxy Statement, under the heading “General Philosophy,” we listed the core principles of the Company’s compensation philosophy, which include:

•	“the company designs compensation plans and arrangements to attract and retain key employees;

•	compensation motivates employees by means of performance-related incentives to achieve short- and long-range performance goals;

•	compensation enables employees to participate in the short- and long-term growth and financial success of the company;

•

Nasdaq uses compensation elements such as equity incentives as a tool to align the long-term interests of stockholders and employees because the total value of these awards corresponds to stock appreciation; and

•	Nasdaq rewards management for maintaining a premier regulatory program for The Nasdaq Stock Market.”

•

In the discussion of the CEO’s new employment agreement and 2006 equity awards on pages 40-42 of the Proxy Statement, we referred to several of these core principles. For example, we explained that, in negotiating the amended and restated employment agreement, the Committee and the Company’s Board of Directors considered that, in accordance with the principles above: (i) “the continuity of leadership at the CEO level was important to continue building stockholder value and that Mr. Greifeld should be retained for the next four years”; and (ii) “the new employment agreement should emphasize long term pay-for-performance incentives, and recognize that in the global environment for stock exchanges, Nasdaq’s CEO should have proper incentives to evaluate all forms of mergers and acquisitions without associated disincentives.” In addition, we stated that “[w]ith respect to long-term incentive compensation, the committee believed that a high percentage of equity compensation should be ‘at risk’ through stock options and other equity grants that have no value unless Nasdaq’s stock price is above the exercise price after the options vest or Nasdaq meets other performance requirements for the award.” Finally, we disclosed that “[t]he management compensation committee approved [a grant of] performance share units [to Mr. Greifeld] … in order to further encourage long-term performance and to gain favorable tax treatment of the grant.”

•

In future filings, we will explain how the equity awards granted to the CEO relate to the Company’s overall compensation objectives and provide any additional relevant information to the extent such information is material to investors’ understanding of the Company’s executive compensation program.

Christian N. Windsor

November 14, 2007

8.	Discuss how the Committee determines the mix of restricted stock and stock options as part of the stock-based compensation of your executives. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(iii) of Regulation S-K.

•

In 2006, the Committee decided to grant the Company’s executives, including the named executive officers other than the CEO, a mix of equity awards that consisted of 50% stock options and 50% restricted stock awards. In making this decision, the Committee considered the total compensation package of the executives, data provided by Hewitt Associates relating to equity award trends, and the components of the Company’s proposed broad-based equity award to all employees. As described on page 37 of the Proxy Statement, “Hewitt’s analysis proposed granting a mix of stock options and restricted stock awards that varied depending upon a recipient’s level within the organization. The long-term incentive mix for more senior employees placed a greater emphasis on performance accelerated stock options (PASOs) for which the right to exercise the option and purchase the underlying shares is accelerated or delayed based upon the achievement of a specific annual corporate financial performance goal approved by the board of directors. The long-term incentive awards for employees with less control over company results were entirely composed of restricted stock.” For a discussion of the equity awards granted to the CEO, please refer to our response to Comment 7 above.

•

In future filings, we will describe the Committee’s determination of the mix of equity award vehicles awarded to the Company’s executives to the extent such information is material to investors’ understanding of the Company’s executive compensation program.

9.	Explain the process that the Committee used to establish the target equity awards made under the 2006 equity plan revisions and specific factors which affected the different equity award values provided to each of the named executives. Please refer to Item 402(b)(2)(vi) and (vii) of Regulation S-K.

•

As described on page 37 of the Proxy Statement, “[t]he management compensation committee decided that the total value on the grant date of the equity award to each named executive officer, other than Mr. Greifeld, should be set in a range of between 100% and 200% of their new base salary established in December 2006. Hewitt Associates confirmed that this was consistent with peer practices. The committee accepted Mr. Greifeld’s recommendation on the exact awards for each of the other named executive officers, which were based on salary and responsibilities.” In setting the target range for equity awards between 100% and 200% of base salary, the Committee reviewed the recommendations of the CEO and information compiled by Hewitt Associates that included a survey of the equity practices by peer companies, as well as equity compensation trends in the past year and predicted trends for the coming fiscal year.

•

The specific award values for each of the Company’s executives were disclosed in the Grants of Plan-Based Awards Table on page 49 of the Proxy Statement. The named executive officers received identical awards, with the exception of Mr. Warren. In setting these awards, the Committee and the CEO recognized the facts that these individuals are of similar rank and importance to the organization, they all perform at a high level and their performance contributes to the Company’s overall performance.

Christian N. Windsor

November 14, 2007

•	For a discussion of the equity awards granted to the CEO, please refer to our response to Comment 7 above.

•

In future filings, we will describe the factors considered by the Committee in setting the equity award values for the Company’s named executive officers to the extent such information is material to investors’ understanding of the Company’s executive compensation program.

Summary Compensation Table, page 46

10.	You indicate that you paid Mr. Greifeld in excess of $25,000 for his use of company automotive transportation. Disclose, in the footnote regarding “All Other Compensation” the total amount of this perquisite and describe the methodology for valuing the perquisite. Please refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

•

On page 39 of the Proxy Statement, under the heading “Other Benefits and Perquisites,” we disclosed that Mr. Greifeld’s personal use of a company car and driver was valued at $29,926. As stated on both page 39 and in footnote 9 to the Summary Compensation Table on page 47 of the Proxy Statement, we disclosed that this amount represented the Company’s aggregate incremental cost of the CEO’s personal use of the car (including commutation) based on an allocation of the total cost of the vehicle, the compensation of the driver and associated fuel costs for 2006.

•

In future filings, we will continue to describe the methodology used to quantify the aggregate incremental cost to the Company of any perquisite with a value in excess of $25,000 in connection with the presentation of information in the Summary Compensation Table.

Potential Payments upon Termination or Change-in-Control, page 54

11.	Please describe and explain how the Committee determined that the payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements were appropriate. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

•

As described on page 39 of the Proxy Statement, the Company’s employment, severance and change of control agreements with its executives “are intended to provide management stability and to reduce any reluctance of senior management to pursue potential transactions that may enhance the value of our stockholders’ investments. In designing such agreements, management presented the management compensation committee with comparable change in control severance offered by a representative sampling of our peer companies.” The Committee believes that these agreements are in the best interests of the Company’s stockholders as they further the Company’s overall objectives of retaining key employees, enabling these employees to participate in the growth and financial success of the Company and aligning their long-term interests with those of the Company’s stockholders.

Christian N. Windsor

November 14, 2007

•

In addition, to ensure that the agreements are fair to the Company’s stockholders, the Committee has structured these arrangements to be more restrictive in several important ways than the agreements at many peer companies. As described on page 39 of the Proxy Statement, the Committee has required that all of our change of control agreements “use what is known as a ‘double trigger’ as it is only activated upon the occurrence of both a change in control and a loss of employment. This is unlike a ‘single trigger’ plan that pays out severance benefits immediately upon a change in control. Benefits under these agreements will only be provided where Nasdaq is the target organization. In addition, a change in control is limited to situations where the acquirer obtains a majority of Nasdaq’s voting securities or the current members of our board of directors (or their approved successors) cease to constitute a majority of the board.” As an additional check on the value of these agreements, in connection with the Committee’s consideration of the CEO’s new employment agreement, the Committee examined a tally sheet that showed the estimated amounts the CEO would receive if his employment was terminated following a change in control of the Company (a “double trigger”).

•

The Committee has also focused substantial attention on the income tax implications of the change in control arrangements with its executives. Mr. Greifeld’s new employment agreement includes a modified excise tax reimbursement provision that limits the amount of any payment to reimburse him for any excise tax under Section 4999 of the Internal Revenue Code that may be payable, as well as any additional income and employment taxes resulting from such reimbursement. As explained on page 40 of the Proxy Statement, “[Mr. Greifeld’s] reimbursement and gross up is limited to 300% of one year’s annual base salary and annual incentive award and, if his severance payment is less than 330% of the base amount as defined in Section 280G, the severance payments would be reduced to an amount that would not trigger tax. In approving this provision for Mr. Greifeld, the management compensation committee noted that such provisions are common among our peer companies and that the cap on reimbursement payments and severance payment reduction appropriately limit Nasdaq’s obligations in a manner favorable to our stockholders. The change in control agreements with the other named executive officers do not provide for tax gross-ups and their agreements do not provide for reimbursements of any excise taxes that may be payable by the officer under Section 4999 in connection with the change in control of the company. Rather, the agreements provide that, if any payments or benefits to an executive would be subject to an excise tax under Section 4999, payments and/or benefits to the executive will be reduced or “cut back” so that no such excise tax will be due.”

•

The Committee generally does not consider potential severance payments when making decisions about other compensation elements because those decisions are geared toward retaining employees, rather than compensating them upon their departure from the Company.

•

In future filings, we will describe and explain how the appropriate payment and benefit levels are determined under our employment, severance, and change-of-control agreements and provide additional relevant information to the extent that such information is material to investors’ understanding of the Company’s executive compensation program.

Christian N. Windsor

November 14, 2007

Certain Relationships and Related Transactions, page 61

12.	Please include a statement of whether the related party transaction approval policy is in writing and, if not, how such policy is evidenced. Please refer to Item 404(b) of Regulation S-K.

•

On July 16, 2007, the audit committee of the Company’s Board of Directors adopted a written policy on related party transactions. Among other things, the policy states that all related party transactions, except certain transactions for which the audit committee has granted pre-approval, shall be subject to ongoing review and approval or ratification by the audit committee.

•	In future filings, we will describe that this policy is in written form as required by Item 404(b) of Regulation S-K.

*            *            *

As requested by the Staff, Nasdaq acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or concerns, please feel free to contact me at 301-978-8480.

Sincerely,

/s/ Edward S. Knight
Edward S. Knight
Executive Vice President, General Counsel and Chief Regulatory Officer